

June 8, 2011

Via E-mail
Bradley A. Ferguson
Chief Financial Officer
Earthlink, Inc.
1375 Peachtree Street
Atlanta, GA 30309

> **Re:** **Earthlink, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 8-K**
> **Filed May 5, 2011**
> **File No. 001-15605**

Dear Mr. Ferguson:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed May 5, 2011

Exhibit 99.4

Financial Statements of One Communications Corp. for the Years Ended December 31, 2009 and 2010

Report of Independent Registered Public Accounting Firm, page 1

1.   Please amend to include a written consent to use the report from the independent registered public accounting firm pursuant to Rule 439 of Regulation C.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Network Costs, page 12

2.   We note that One Communications records an estimate of its liability for disputed bills
        from its carriers based on its measurement of services received. Per your disclosure on
        page 75 of your Form 10-K for the period ended December 31, 2010, you indicate that
        you typically accrue for all invoiced amounts unless there are contractual, tariff or
        operational data that clearly indicate support for the billing dispute. Explain whether this
        represents a difference in accounting treatment and, if so, how this difference has been
        reconciled and where it is presented in your pro forma financial statements.

Exhibit 99.5

Financial Statements of One Communications Corp. for the Three Months Ended March 31,
2010 and 2011

3.   Consistent with the letter from the Staff dated May 2, 2011, revise to include audited
        financial statements for the pre-acquisition period from January 1, 2011 through March
        31, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief